November 20, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

Re:	Calithera Biosciences, Inc.

Registration Statement on Form S-3

File No. 333-207905

Acceleration Request

Requested Date:	November 24, 2015
Requested Time:	4:00 PM Eastern Standard Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-207905) (the “Registration Statement”) to become effective on Tuesday, November 24, 2015 at 4 p.m. Eastern Standard Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of John McKenna, Danielle Naftulin, Seth Gottlieb, David Ambler and Kate Nichols of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Danielle Naftulin at (650) 849-7118, or in her absence, Seth Gottlieb at (650) 843-5864.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

343 Oyster Point Blvd. Suite 200 ● South San Francisco, C.A. 94080, USA ● TEL: 650 870 1000

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Calithera Biosciences, Inc.

By:	/s/ William D. Waddill
Name:	William D. Waddill
Title:	Senior Vice President and Chief Financial Officer

cc:	John T. McKenna, Cooley LLP

Danielle E. Naftulin, Cooley LLP

343 Oyster Point Blvd. Suite 200 ● South San Francisco, C.A. 94080, USA ● TEL: 650 870 1000